Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income before income taxes and noncontrolling interest	468,536	113,164	179,591	215,929	193,558	187,600
Financing interest expense on long-term borrowings	19,047	64,107	28,327	29,254	30,894	24,646
Earnings available for fixed charges	487,583	177,271	207,918	245,183	224,452	212,246
Fixed charges	19,047	64,107	28,327	29,254	30,894	24,646
Ratio of earnings to fixed charges	25.6x	2.8x	7.3x	8.4x	7.3x	8.6x